10025573

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66715

S.C.
FEB 22 2010

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonehenge Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 West Nationwide Boulevard, Suite 600
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Pospichel — 614-246-2470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

41 South High Street, Suite 2100	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Pospichel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonehenge Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer

Title

Notary Public

SHERRY A. WEBSTER
Notary Public, State of Ohio
My Commission Expires 12-03-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEHENGE SECURITIES, INC.
Columbus, Ohio

Statements of Financial Condition
For the years ended December 31, 2009 and 2008

and Independent Auditors' Report Thereon

CONTENTS

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT AUDITORS' REPORT

Shareholders
Stonehenge Securities, Inc.
Columbus, Ohio

We have audited the accompanying statements of financial condition of Stonehenge Securities, Inc. (Company) as of December 31, 2009 and 2008 that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of financial condition. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Stonehenge Securities, Inc. as of December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 12, 2010

Schneider Downs & Co., Inc.
www.schneiderdowns.com

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

IGAF

STONEHENGE SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2009	2008
ASSETS		
Cash and cash equivalents	$ 973,554	$ 363,203
Receivables from related party customers	47,500	14,371
Prepaid expenses	2,431	2,881
	$ 1,023,485	$ 380,455
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 240,390	$ 2
SHAREHOLDERS' EQUITY		
Common stock, no par value, $1 stated value, 1,500 shares authorized, 900 shares issued and outstanding	900	900
Additional paid-in capital	1,037,963	1,037,963
Accumulated deficit	(255,768)	(658,410)
	783,095	380,453
	$ 1,023,485	$ 380,455

See notes to financial statements.

STONEHENGE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 - ORGANIZATION AND PURPOSE

Stonehenge Securities, Inc. (Company), an Ohio corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company performs investment advisory services and engages in the underwriting and placement of securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Subsequent Events - During 2009, the Company adopted the Financial Accounting Standards Board's (FASB) new accounting standard for subsequent events. Accordingly, management has evaluated subsequent events through February 12, 2010, the date on which the financial statements were available to be issued. Subsequent events are defined as events or transactions that occur after the balance sheet date, but before the financial statements are issued or are available to be issued.

Cash and Cash Equivalents - For purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains its cash in two accounts with one financial institution.

Accounts Receivable From Customers - Accounts receivable are recorded when commissions are earned and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2009 or 2008.

Securities Transactions - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes - The Company accounts for income taxes in accordance with the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized

In 2009, the Company adopted the FASB's new accounting standard for accounting for uncertainty in income taxes. This standard provides guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. Under this guidance, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the standard. The Company did not have any unrecognized tax benefits, and there was no effect on their financial condition or results of operations as a result of implementing this standard. When necessary, the Company would accrue penalties and interest related to unrecognized tax benefits as a component of income tax expense. Prior to 2009, the Company determined its tax contingencies in accordance with accounting standards for contingencies. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

The Company files income tax returns in the U.S. Federal jurisdiction. The Company is no longer subject to U.S. Federal tax examinations for years before 2006.

NOTE 3 - INCOME TAXES

The effective tax rate for the years ended December 31, 2009 and 2008 has been reduced to zero as a result of the utilization of net operating loss carryforwards and the recording of valuation allowances against deferred tax assets.

NOTE 3 - INCOME TAXES (Continued)

Deferred tax assets and liabilities consisted of the following items at December 31:

	2009	2008
Deferred tax assets:		
Net operating loss	$ 59,000	$ 196,000
Accrued expenses	15,000	
Total deferred tax assets	74,000	196,000
Valuation allowance	(74,000)	(196,000)
Net deferred tax assets	-	-

The Company has net operating loss carryforwards totaling approximately $175,000 that will expire in 2026.

NOTE 4 - RELATED PARTIES

The Company shares employees and office expenses with entities under common ownership. The Company's net accrual basis reimbursement to these entities during 2009 and 2008 for expenses approximated $67,000 and $94,000, respectively. Beginning in 2010, the Company anticipates amending the standard expense sharing agreement with these entities due to an expected reduction in operating activity for 2010.

In conjunction with the expense-sharing agreement, the Company had signed a sublease agreement for office space, which required monthly payments of various amounts through January 2011. However, due to an expected reduction in operating activity for 2010 and amendment of the standard expense-sharing agreement, the Company anticipates amending the sublease agreement also.

Revenue for the years ended December 31, 2009 and 2008 included approximately $184,000 and $179,000, respectively, of advisory fees from an entity under common control.

Accounts payable as of December 31, 2009 included approximately $239,000 owed to related parties in connection with a private placement that closed in December, 2009. Accounts receivable included $47,500 due from a related party also in connection with the private placement that closed in December, 2009.

NOTE 5 - NET CAPITAL

The Company is subject to the uniform net capital rule of the SEC (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $733,164 and $363,201 as of December 31, 2009 and 2008, respectively, which was in excess of the net capital required by FINRA of $5,000 for both 2009 and 2008. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 and 2008 was .33 to 1 and zero to 1, respectively.

[This Page Intentionally Left Blank]

STONEHENGE SECURITIES, INC.
Columbus, Ohio

Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation

For the nine months ended December 31, 2009
and Independent Accountants' Report Thereon

CONTENTS

SCHNEIDER DOWNS

INSIGHT ▪ INNOVATION ▪ EXPERIENCE

INDEPENDENT ACCOUNTANTS' REPORT

Shareholders
Stonehenge Securities, Inc.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by Stonehenge Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA) and SIPC solely to assist you and the other specified parties in evaluating Stonehenge Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Stonehenge Securities, Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

Schneider Downs & Co., Inc.
www.schneiderdowns.com

IGAF

1133 Penn Avenue
Pittsburgh, PA 15222-4205
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Stonehenge Securities, Inc., the Securities Investor Protection Commission and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 12, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066715 FINRA DEC
STONEHENGE SECURITIES INC 13*13
191 W NATIONWIDE BLVD STE 600
COLUMBUS OH 43215-2569

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,377.43

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

12/31/08
Date Paid

C. Less prior overpayment applied (--)

D. Assessment balance due or (overpayment) 1,227.43

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum --

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,227.43

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,227.43

H. Overpayment carried forward $(--)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stonehenge Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 5 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 550,970.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	--
(2) Net loss from principal transactions in securities in trading accounts.	--
(3) Net loss from principal transactions in commodities in trading accounts.	--
(4) Interest and dividend expense deducted in determining item 2a.	--
(5) Net loss from management of or participation in the underwriting or distribution of securities.	--
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	--
(7) Net loss from securities in investment accounts.	--
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	--
(2) Revenues from commodity transactions.	--
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	--
(4) Reimbursements for postage in connection with proxy solicitation.	--
(5) Net gain from securities in investment accounts.	--
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	--
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	--
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	--
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ --	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ --	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 550,970.00
2e. General Assessment @ .0025	$ 1,377.43 (to page 1 but not less than $150 minimum)